Exhibit 1.10

SETTLEMENT AGREEMENT

AND MUTUAL GENERAL RELEASE

This Settlement Agreement and Mutual General Release ("Settlement Agreement") is entered into as of the date of signature below by and between MyEcheck. Inc., a Nevada Corp. (hereinafter "MYEC"), and Edward R. Starrs, an individual, (hereinafter "STARRS") on the one hand (hereinafter collectively "Defendants"), Tangiers Investors, LP., a Delaware Limited Partnership (hereinafter "Tangiers") on the other hand.

WHEREAS, MYEC and Tangiers executed a prior settlement agreement thereinafter "Prior Settlement Agreement") on November 9, 2010, settling all claims in US District Court Case number 10-CV-816-JAI (BGS)(the —Action") in a principal amount of $45,500;

WHEREAS, MYEC and STARRS breached the Prior Settlement Agreement in December 2010:

WHEREAS, Magistrate Judge Bernard Skomal issued an order on September 13, 2011, compelling STARRS and MYEC to turn over to Tangiers the shares of stock pledged as security for the monies owed under the Prior Settlement Agreement and STARRS and MYEC failed to comply with that order:

WHEREAS, STARRS and MYEC have arranged for Sierra Global, LLC to purchase the convertible debenture held by Tangiers the breach of which was the subject of the Action;

THEREFORE, in consideration of the foregoing, the terms and conditions set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.          Promises:

(a) Upon execution of this Settlement Agreement in exchange for and in consideration of the promises of Tangiers and its release of claims as set forth herein below, Defendants promise the following:

Sierra Global, I.LC shall pay to Tangiers a total of $45,500 ("Settlement Amount"). The first payment in the amount of $22,750.00 shall be tendered to 'Tangiers upon execution of this Settlement Agreement, with the balance to be paid no later than thirty (30) days from the date of execution of this Settlement Agreement. Payments shall be made by wire transfer or cashier’s check made payable to Tangiers Investors. L.P. Payments shall be tendered to Tangiers at 402 W. Broadway, Suite 400, San Diego, California 92101.

(b) Pursuant to the Prior Settlement Agreement, STARRS and MYEC are liable jointly and severally for payment of the entire $45,500 due thereunder. If Sierra Global. LLC fails to pay the entire Settlement Amount in consideration for the convertible debenture the unpaid balance shall be owed by SLUMS and MYEC jointly and severally.

(c) Upon execution of this Settlement Agreement, in exchange for and in consideration of these promises of STARRS and MYEC and their release of claims as set forth herein below, Tangiers promises the following:

No later than three business days from the date that funds clear in Tangiers's account for the total amount of the Settlement Amount ($45,500), Tangiers shall tender to Sierra Global, LLC the convertible debenture that was the subject of the Action at the address for notice listed herein.

(d) Tangiers's release of claims set forth below shall only become effective upon the date that funds for the ball Settlement Amount ($45,500) clear in Tangiers's bank account.

(e) If Sierra Global. LLC fails to tender payment of the full Settlement Amount ($45.500) to Tangiers within thirty days of the execution of this Settlement Agreement. MYEC and STARRS stipulate to the entry of judgment in El Dorado County Superior Court for any unpaid balance of the Settlement Amount. Said stipulated judgment shall be entered against STARRS and MYEC jointly and severally.

2.          Settlement of Contested Matters

This Settlement Agreement represents a compromise and settlement of all contested matters between the parties hereto in connection with the Action and the prior settlement of the Action any claims they may have in connection thereto and nothing herein shall be construed as an admission of any liability by any party hereto.

3.          Release

(a) In consideration for their promises set forth in paragraph 1 of this Settlement Agreement and other good and valuable consideration set forth herein, STARRS and MYEC hereby release Tangiers, its successors, assigns, representatives, employees, agents, attorneys and each of them from all claims, demands contracts, obligations. controversies, expenses, liabilities and any causes of action whatsoever which STARRS or MYEC may now possess, which may have arisen prior to the date hereof or which may hereafter be claimed to arise, whether known or unknown, including, but not limited to, any claim which relates to the subject matter of the Action or which was or might have been alleged as a claim or demand in an action on the Debenture by STARRS or MYEC or relating to, or arising out of or otherwise concerning the Debenture (hereinafter collectively "Defendants' Released Claims"), save and except that neither STARRS nor MYEC release any rights created or reserved in this Settlement Agreement.

 (b) In consideration for their promises set forth in paragraph 1 of this Settlement Agreement, and other good and valuable consideration set forth herein, Tangiers hereby releases STARRS and MVEC, their successors, assigns, representatives, employees, agents, attorneys and each of them from all claims, demands contracts, obligations, controversies, expenses, liabilities and any causes of action whatsoever which Tangiers may now possess, which may have arisen prior to the date hereof or which may hereafter be claimed to arise whether known or unknown, including, but not limited to. any claim which relates to the subject matter of the Action or which was or might have been alleged as a claim or demand in an action on the Debenture by Tangiers or relating to, or arising out of or otherwise concerning the Debenture thereinafter collectively "Tangiers's Released Claims"), save and except that Tangiers does not release any rights created or reserved in this Settlement Agreement.

(b) In entering into this Settlement Agreement, each of the parties hereto is aware of California Civil Code Section 1542, which provides as follows:

1542. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release. Which if known by him must have materially affected his settlement with the debtor.

Having had the legal effect of California Civil Code Section 1542 explained to them by their own counsel. Tangiers and the Defendants knowingly and intentionally waive and relinquish all rights thereunder.

4.          Assignment

(a) STARRS and MYEC represent and warrant that the) have not heretofore assigned or transferred, or purported to assign or transfer, to any person or entity any of the Defendants' Released Claims they have released herein.

(b) Tangiers represents and warrants that it has not heretofore assigned or transferred, or purported to assign or transfer, to any person or entity any of the
Tangiers's Released Claims it has released herein.

5.          General Provisions

(a)          Further Documents.

Each party shall execute and deliver all such further instruments, documents and papers, and shall perform any and all acts necessary. to give full force and effect to all of the terms and provisions of this Settlement Agreement.

(b)         Successors and Assigns.

Except where expressly provided to the contrary, this Settlement Agreement and all provisions of it shall inure to the benefit of and be binding upon the parties hereto, their successors in interest, assigns, administrators, executors, heirs and devisees.

(c)         Severability.

If any provision of this Settlement Agreement, as applied to any pany or to any circumstance, shall be found by a court to be void, invalid or unenforceable, the same shall in no way affect any other provision of this Settlement Agreement, the application of any such provision in any other circumstance or the validity or enforceability of this Settlement Agreement.

(d)        Notices.

With the exception of the notices described in paragraph 1 (d) of this Settlement Agreement, all notices or demands shall be in writing and shall be sent by United States certified mail, return receipt requested or private, express overnight delivery to the addresses listed below. Delivery shall be deemed conclusively made twenty-four (24) hours after deposit thereof in the US mail or with the private.

If to Tangiers Investors, L.P.:

Mr. Robert Papiri

Tangiers Investors, L.P.

402 W. Broadway. Suite 400

San Diego, California 92101

If to Starrs:

Mr. Edward Starrs

If to MyEcheck, Inc.:

If to Sierra Global, LLC:

Any party may, by virtue of written notice in compliance with this paragraph, alter or change the address or the identity of the person to whom any notice or copy thereof, is to be delivered.

(e)         Waiver.

A waiver by any party of any of the terms and conditions of this Settlement Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof Subject to sub-section (g) of this paragraph any party may waive any term, provision or condition included for the benefit of such party.

(t)         Construction.

This Settlement Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and fully to be performed therein in all matters of interpretation, whenever necessary to give effect to any provision of this Settlement Agreement, each gender shall include the others, the singular shall include the plural, and the plural shall include the singular. The titles of the paragraphs of this Settlement Agreement are for convenience only and shall not affect the interpretation of any provision or condition of this Settlement Agreement.

All remedies, rights, undertakings, obligations and agreements contained in this Settlement Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking obligation or agreement of any party. Each party and its counsel have reviewed and revised this Settlement Agreement. As a result the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Settlement Agreement or any amendments or exhibits to it.

(g)         Entire Understanding.

This Settlement Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter contained herein and supersedes all prior and collateral agreements, understandings, statements and negotiations of the parties. Each party acknowledges that no representations, inducements promises, or agreements, oral or written, with reference to the subject matter hereof have been made other than as expressly set forth herein. Any amendment, modification, rescission, waiver or termination of this Settlement Agreement must be in writing and signed by all of the parties hereto.

(h)        Survival of Representations.

All representations, warranties and covenants contained herein shall survive the effective date of this Settlement Agreement and shall fully inure to the benefit of all parties to this Settlement Agreement.

(i)         Third Party Rights.

Except as may be expressly set forth herein, the parties hereto do not intend to confer any rights or remedies upon any person other than the parties hereto.

(j)        Attorney’s Fees.

In the event of any litigation or arbitration between the parties hereto respecting or arising out of this Settlement Agreement, the prevailing party whether or not such litigation or arbitration proceeds to final judgment or determination shall be entitled to recover all of the attorney's fees incurred with respect to such legal efforts, As used herein, the term “attorney's fees" shall mean the full and actual cost of any legal services performed in connection with the matters involved calculated on the basis of usual fees charged by the attorneys performing such services, and shall not be limited to “reasonable attorney's fees" as defined in any statute or rule of Court.

(k)        Place of Litigation.

The parties hereto agree that any action between them shall be heard in the State of California, and they expressly consent to the courts sitting in California and/or the United States District Court of California as the exclusive jurisdiction and venue for the adjudication of any litigation arising out of or in connection with this Settlement Agreement.

(1)       Counterparts.

This Settlement Agreement may be executed in counter-parts which taken together, shall constitute the whole of the agreement as between the parties.

(m)       Time.

Time is of the essence.

(n)       Recitals.

The recitals set forth above preceding paragraph 1 of this Settlement Agreement are true and accurate and are incorporated herein at length.

(o)       Effective Date.

The term "effective date" as set forth herein shall for all purposes be the latest date set forth upon the signature page of this Settlement Agreement.

(p)        Computation of Period.

All periods of time referred to in this Settlement Agreement shall include Saturdays, Sundays, and state and national holidays, unless business days are specified. If the last date to perform any act or deliver any notice falls on a Saturday. Sunday or state or national holiday, such act may be timely performed on the next succeeding day which is not a Saturday, Sunday or state national holiday.

(q)        Costs and Fees.

The parties shall bear all of their own court costs and attorneys fees incurred in connection with the Action and the drafting and execution of this Settlement Agreement.

In the event of any litigation, arbitration or other proceeding by which one party either seeks to enforce its rights under this Settlement Agreement (whether in contract, tort or both) or seeks declaration of any rights or obligations under this Settlement Agreement, the prevailing party shall be awarded its attorneys' fees, court costs and expenses incurred with respect to such legal efforts.

(r)        Non-Disparagement.

All parties hereto mutually promise and agree in perpetuity to refrain from making any disparaging remarks to any person(s) about any of the other parties to this Settlement Agreement, their officers, directors, agents, attorneys, heirs, executors, administrators, successors and assigns and any and all companies, partnerships and individuals, associated or affiliated or otherwise connected therewith, and individually and collectively their agents, servants, attorneys, successors, heirs, executors associations or partnerships.

(s)        Capacity.

The parties hereto warrant and represent that they have the legal capacity to enter into this Settlement Agreement. MyEcheck, Inc. and Tangiers Investors, L.F. are currently in good standing with the jurisdictions in which they are respectively organized.

(t)        Further Documents.

Each party shall execute and deliver all such further instruments documents and papers and shall perform any and all acts necessary, to give full force and effect to all of the terms and provisions of this Settlement Agreement and the purchase of the convertible debenture by Sierra Global, LLC.

IN WITNESS WHEREOF, each party has executed this Settlement Agreement on the date hereinafter set forth.

MyEcheck, Inc.

By: /s/ Edward R. Starrs	October 11, 2013
Edward R. Starrs - President

Edward R. Starrs

By: /s/ Edward R. Starrs	October 11, 2013
Edward R. Starrs — individually

Tangiers, L.P.

By: /s/ Robert Papiri	October 16, 2013
Robert Papiri
Managing Member of Tangiers Capital, LLC
The General Partner of Tangiers, L.P.

Sierra Global, LLC

By: /s/ Mathew A. Hanson	October 15, 2013
Mathew A. Hanson
Managing Director